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[Filing Type:  AW]

                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                                   Suite 21000
                             Chicago, Illinois 60606

                                                                  March 30, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                 Re:   Van Kampen Life Investment Trust
                       Withdrawal of Rule 497 filing on March 30, 2004 File No. 133-00628

Ladies and Gentlemen:

         Van Kampen Life Investment Trust (the "Fund") hereby seeks to withdraw the definitive supplemental materials filed pursuant to Rule 497 under the Securities Act of 1933, as amended.

         The materials were filed erroneously and accordingly, we hereby request that the Rule 497 filing filed on March 30, 2004 under the submission type 497 be withdrawn.

         Should the staff have any questions regarding the foregoing, please do not hesitate to call the undersigned at (312) 407-0863 or Christopher M. Rohrbacher at (312) 407-0940.

                                        Very truly yours,

                                        /s/  Charles B. Taylor